 As filed with the Securities and Exchange Commission on December 28, 2023

File No. 333-261189

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.

☒ Post-Effective Amendment No. 1

FIRST AMERICAN FUNDS TRUST

(Exact Name of Registrant as Specified in Charter)

800 Nicollet Mall

Minneapolis, Minnesota 55402

(Address of Principal Executive Offices: Number, Street, City, State, Zip Code)

(612) 303-7987

(Area Code and Telephone Number)

CT Corporation

155 Federal Street #700

Boston, MA 02110

(Name and Address of Agent for Service)

Copies of Communications to:
Paulita A. Pike Ropes & Gray LLP 191 North Wacker Drive 32nd Floor Chicago, IL 60606	Rita Rubin Ropes & Gray LLP 191 North Wacker Drive 32nd Floor Chicago, IL 60606

Approximate Date of Proposed Public Offering: As soon as practicable after this Registration Statement becomes effective.

This Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 shall become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

Title of Securities Being Registered:  Class A shares of beneficial interest of Government Obligations Fund, Retail Prime Obligations Fund, Retail Tax Free Obligations Fund, Treasury Obligations Fund and U.S. Treasury Money Market Fund; Class D shares of beneficial interest of Government Obligations Fund, Treasury Obligations Fund and U.S. Treasury Money Market Fund; Class P shares of beneficial interest of Government Obligations Fund and Treasury Obligations Fund; Class T shares of beneficial interest of Government Obligations Fund, Institutional Prime Obligations Fund, Retail Prime Obligations Fund, Retail Tax Free Obligations Fund, Treasury Obligations Fund and U.S. Treasury Money Market Fund; Class U shares of beneficial interest of Government Obligations Fund; Class V shares of beneficial interest of Government Obligations Fund, Institutional Prime Obligations Fund, Retail Prime Obligations Fund, Retail Tax Free Obligations Fund, Treasury Obligations Fund and U.S. Treasury Money Market Fund; Class X shares of Government Obligations Fund, Retail Prime Obligations Fund, and Treasury Obligations Fund; Class Y shares of beneficial interest of Government Obligations Fund, Institutional Prime Obligations Fund, Retail Prime Obligations Fund, Retail Tax Free Obligations Fund, Treasury Obligations Fund and U.S. Treasury

Money Market Fund; and Class Z shares of beneficial interest of Government Obligations Fund, Institutional Prime Obligations Fund, Retail Prime Obligations Fund, Retail Tax Free Obligations Fund, Treasury Obligations Fund and U.S. Treasury Money Market Fund, each a series of the Registrant.

No filing fee is due because Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended.

 FIRST AMERICAN FUNDS TRUST

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement contains the following papers and documents:

Cover Sheet

Contents of Registration Statement

Letter to Shareholders*

Notice of Special Meeting*

Shareholder Voting Instructions*

Part A - Proxy Statement/Prospectus*

Part B - Statement of Additional Information*

Part C - Other Information

Signature Page

Exhibits

*Incorporated by reference from Registrant’s Registration Statement on Form N-14, as filed with the Securities and Exchange Commission on November 18, 2021, as amended via Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14, as filed with the Securities and Exchange Commission on June 20, 2023, and subsequently filed in definitive form pursuant to Rule 497 on July 11, 2023 (the “Registration Statement on Form N-14”).

Explanatory Note

This post-effective amendment is being filed solely for the purpose of including in the Registration Statement on Form N-14 the opinion of Ropes & Gray LLP as to tax matters (Exhibit 12) for the reorganization of each of Government Obligations Fund, Institutional Prime Obligations Fund, Retail Prime Obligations Fund, Retail Tax Free Obligations Fund, Treasury Obligations Fund, and U.S. Treasury Money Market Fund, each a series of First American Funds, Inc., with and into a corresponding series of First American Funds Trust.

PART C. OTHER INFORMATION

Item 15. Indemnification

Article Five of the Bylaws of Registrant provides that Registrant shall indemnify each of its trustees and officers (including persons who serve at Registrant's request as directors, officers or trustees of another organization in which Registrant has any interest as a shareholder, creditor or otherwise) who are not employees or officers of any investment adviser to Registrant or any affiliated person thereof and its chief compliance officer, regardless of whether such person is an employee or officer of any investment adviser to Registrant or any affiliated person thereof, and each of its other trustees and officers (including persons who serve at Registrant's request as directors, officers or trustees of another organization in which Registrant has any interest as a shareholder, creditor or otherwise) (i.e., those who are employees or officers of any investment adviser to Registrant or any affiliated person thereof) (Covered Persons), to the fullest extent authorized by applicable law against all liabilities and expenses in connection with the defense or disposition of any proceeding in which such Covered Person may be or may have been involved or with which such Covered Person may be or may have been threatened, while in office or thereafter, by reason of any alleged act or omission as a trustee or officer or by reason of his or her being or having been such a Covered Person, all as more fully set forth in the Bylaws, which are filed as an exhibit to the registration statement.

Section 17(h) of the Investment Company Act of 1940 (1940 Act) provides that no instrument pursuant to which Registrant is organized or administered shall contain any provision which protects or purports to protect any trustee or officer of Registrant against any liability to Registrant or its shareholders to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office.

The Registrant’s Declaration of Trust provides that nothing in the Declaration of Trust shall protect any trustee or officer against any liabilities to the Registrant or its shareholders to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office or position with or on behalf of the Registrant and the Registrant’s Bylaws provides that no indemnification will be made in violation of the provisions of the 1940 Act.

The Registrant may be party to other contracts that include indemnification provisions for the benefit of the Registrant’s trustees and officers.

The trustees and officers of the Registrant and the personnel of the Registrant’s investment adviser are insured under an errors and omissions liability insurance policy. Registrant’s investment adviser, U.S. Bancorp Asset Management, Inc., maintains investment advisory professional liability insurance to insure it, for the benefit of Registrant and its non-interested trustees, against loss arising out of any effort, omission, or breach of any duty owed to Registrant or any series of Registrant by U.S. Bancorp Asset Management, Inc.

Insofar as indemnification for liability arising under the Securities Act of 1933 (1933 Act) may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits

(1)(a) Declaration of Trust dated October 12, 2021 (Incorporated by reference to Exhibit (a) to Registration Statement of Registrant, filed on October 27, 2021 (File Nos. 333-260527 and 811-23751)).

(1)(b) Amendment No. 1 to the Declaration of Trust dated November 4, 2021 (Incorporated by reference to Exhibit (1)(b) to Registration Statement on Form N-14 of Registrant, filed on November 18, 2021 (File No. 333-261189)).

(1)(c) Amended and Restated Declaration of Trust dated March 8, 2022 (Incorporated by reference to Exhibit (a)(3) to Pre-Effective Amendment No. 3 to the Registration Statement of Registrant, filed on June 15, 2023 (File Nos. 333-260527 and 811-23751)).

(2) Amended and Restated Bylaws dated January 13, 2022 (Incorporated by reference to Exhibit (b) to Pre-Effective Amendment No. 2 to the Registration Statement of Registrant, filed on January 18, 2022 (File Nos. 333-260527 and 811-23751)).

(3) Not applicable.

(4) Form of Agreement and Plan of Reorganization (Incorporated by reference to Appendix A to the Joint Proxy Statement/Prospectus constituting Part A of the Registration Statement on Form N-14 of Registrant, filed on June 20, 2023 (File No. 333-261189)).

(5) Not applicable.

(6)(a) Investment Advisory Contract between the Registrant and U.S. Bancorp Asset Management, Inc. (the “Adviser”) dated November 15, 2021 (Incorporated by reference to Exhibit (d)(1) to Pre-Effective Amendment No. 1 to the Registration Statement of Registrant, filed on December 21, 2021 (File Nos. 333-260527 and 811-23751)).

(6)(b) Expense Limitation Agreement between the Registrant and Adviser dated October 20, 2023 (Incorporated by reference to Exhibit (d)(2) to Post-Effective Amendment No. 2 to the Registration Statement of Registrant, filed on December 22, 2023 (File Nos. 333-260527 and 811-23751)).

(7)(a) Distribution Agreement among the Registrant, Quasar Distributors, LLC and the Adviser dated December 21, 2021 (Incorporated by reference to Exhibit (e)(1) to Pre-Effective Amendment No. 1 to the Registration Statement of Registrant, filed on December 21, 2021 (File Nos. 333-260527 and 811-23751)).

(7)(b) Amendment No. 1 to the Distribution Agreement between Registrant and Adviser dated November 1, 2023 (Incorporated by reference to Exhibit (e)(2) to Post-Effective Amendment No. 2 to the Registration Statement of Registrant, filed on December 22, 2023 (File Nos. 333-260527 and 811-23751)).

(7)(c) Form of Dealer Agreement (Incorporated by reference to Exhibit (e)(2) to Pre-Effective Amendment No. 1 to the Registration Statement of Registrant, filed on December 21, 2021 (File Nos. 333-260527 and 811-23751)).

(8) Not applicable.

(9)(a) Custody Agreement between the Registrant and U.S. Bank National Association dated November 15, 2021 (Incorporated by reference to Exhibit (g)(1) to Pre-Effective Amendment No. 1 to the Registration Statement of Registrant, filed on December 21, 2021 (File Nos. 333-260527 and 811-23751)).

(9)(b) Custody Agreement Schedule Amendment between the Registrant and U.S. Bank National Association dated June 13, 2023 (Incorporated by reference to Exhibit (g)(2) to Pre-Effective Amendment No. 3 to the Registration Statement of Registrant, filed on June 15 , 2023 (File Nos. 333-260527 and 811-23751)).

(9)(c) Custody Agreement Amendment between the Registrant and U.S. Bank National Association dated November 1, 2023 (Incorporated by reference to Exhibit (g)(3) to Post-Effective Amendment No. 2 to the Registration Statement of Registrant, filed on December 22, 2023 (File Nos. 333-260527 and 811-23751)).

(10)(a) Distribution and Service Plan dated November 15, 2021, for Class A and Class D shares (Incorporated by reference to Exhibit (m)(1) to Pre-Effective Amendment No. 1 to the Registration Statement of Registrant, filed on December 21, 2021 (File Nos. 333-260527 and 811-23751)).

(10)(b) Form of Rule 12b-1 Fee Agreement (Incorporated by reference to Exhibit (m)(2) to Pre-Effective Amendment No. 1 to the Registration Statement of Registrant, filed on December 21, 2021 (File Nos. 333-260527 and 811-23751)).

(10)(c) Multiple Class Plan Pursuant to Rule 18f-3 dated November 15, 2021 (Incorporated by reference to Exhibit (n) to Pre-Effective Amendment No. 1 to the Registration Statement of Registrant, filed on December 21, 2021 (File Nos. 333-260527 and 811-23751)).

(11) Opinion and Consent of Ropes & Gray LLP regarding legality of shares being registered (Incorporated by reference to Exhibit (11) to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 of the Registrant, filed on June 20, 2023 (File No. 333-261189)).

(12) Opinion and Consent of Ropes & Gray LLP regarding tax matters and consequences to shareholders discussed in the Proxy Statement and Prospectus.*

(13)(a) Administration Agreement between the Registrant and the Adviser dated November 15, 2021 (Incorporated by reference to Exhibit (h)(1) to Pre-Effective Amendment No. 1 to the Registration Statement of Registrant, filed on December 21, 2021 (File Nos. 333-260527 and 811-23751)).

(13)(b) Sub-Administration Agreement between the Adviser and U.S. Bancorp Fund Services, LLC dated November 15, 2021 (Incorporated by reference to Exhibit (h)(2) to Pre-Effective Amendment No. 1 to the Registration Statement of Registrant, filed on December 21, 2021 (File Nos. 333-260527 and 811-23751)).

(13)(c) Sub-Administration Agreement Addendum between Adviser and U.S. Bancorp Fund Services, LLC dated July 31, 2023 (Incorporated by reference to Exhibit (h)(3) to Post-Effective Amendment No. 2 to the Registration Statement of Registrant, filed on December 22, 2023 (File Nos. 333-260527 and 811-23751)).

(13)(d) Sub-Administration Agreement Addendum between Adviser and U.S. Bancorp Fund Services, LLC dated November 27, 2023 (Incorporated by reference to Exhibit (h)(4) to Post-Effective Amendment No. 2 to the Registration Statement of Registrant, filed on December 22, 2023 (File Nos. 333-260527 and 811-23751)).

(13)(e) Transfer Agent and Shareholder Servicing Agreement between the Registrant, U.S. Bancorp Fund Services, LLC, and the Adviser dated November 15, 2021 (Incorporated by reference to Exhibit (h)(3) to Pre-Effective Amendment No. 1 to the Registration Statement of Registrant, filed on December 21, 2021 (File Nos. 333-260527 and 811-23751)).

(13)(f) Transfer Agent and Shareholder Servicing Agreement Amendment between the Registrant, U.S. Bancorp Fund Services, LLC and the Adviser dated June 13, 2023 (Incorporated by reference to Exhibit (h)(6) to Post-Effective Amendment No. 2 to the Registration Statement of Registrant, filed on December 22, 2023 (File Nos. 333-260527 and 811-23751)).

(13)(g) Shareholder Service Plan and Agreement between the Registrant and the Adviser dated November 15, 2021 (Incorporated by reference to Exhibit (h)(4) to Pre-Effective Amendment No. 1 to the Registration Statement of Registrant, filed on December 21, 2021 (File Nos. 333-260527 and 811-23751)).

(14) Consent of Independent Registered Public Accounting Firm (Incorporated by reference to Exhibit (14) to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 of the Registrant, filed on June 20, 2023 (File No. 333-261189)).

(15) Not applicable.

(16) [(i)] Power of Attorney dated June 12, 2023 (filed herewith).

[(ii)] Power of Attorney dated December 28, 2023 (filed herewith).

(17) Not applicable.

* Filed herewith.

Item 17. Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reoffering’s by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, this registration statement has been signed on behalf of the Registrant, in the City of Minneapolis and State of Minnesota, on the 28th day of December, 2023.

First American Funds Trust	By:	/s/ Eric J. Thole
Registrant		Eric J. Thole, President

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on December 28, 2023.

SIGNATURE	TITLE
/s/ Eric J. Thole	President (principal executive officer)
Eric J. Thole

/s/ Jill M. Stevenson	Treasurer (principal financial/ accounting officer)
Jill M. Stevenson

*	Trustee
David K. Baumgardner

*	Trustee; Chairman of the Board of Directors
Mark E. Gaumond

*	Trustee
James D. McDonald

*	Trustee
Jennifer J. McPeek

*	Trustee
C. David Myers

*	Trustee
Harpreet Saluja

*	Trustee
P. Kelly Tompkins

* Richard J. Ertel, by signing his name hereto, does hereby sign this document on behalf of each of the above-named Trustees of First American Funds Trust pursuant to the powers of attorney duly executed by such persons.

By: /s/ Richard J. Ertel	Attorney-in-Fact
Richard J. Ertel

INDEX TO EXHIBITS

Exhibit No.	Title of Exhibit

(12)	Opinion and Consent of Ropes & Gray LLP regarding tax matters and consequences to shareholders discussed in the Proxy Statement and Prospectus.
(16)(i)	Power of Attorney dated June 12, 2023.
(16)(ii)	Power of Attorney dated December 28, 2023.